

Mail Stop 3233

February 26, 2016

<u>Via E-Mail</u>
Catherine A. Spackman
Treasurer and Chief Financial Officer
Central Fund of Canada Limited
Hallmark Estates, Suite 805
1323-15th Avenue S.W.
Calgary, Alberta, Canada T3C 0X8

> **Re: Central Fund of Canada Limited**
> **Form 40-F for the Fiscal Year Ended October 31, 2015**
> **Filed December 11, 2015**
> **File No. 001-09038**

Dear Ms. Spackman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Exhibit 99.2</u>

<u>Note 2 Summary of significant accounting policies</u>

<u>(d) Share capital, page 11</u>

1.   Please refer also to note 8 on page 13 relating to the redemption feature of your Class A non-voting shares. Please tell us how you determined that these redeemable shares meet the conditions in IAS 32 to be classified as equity.

Note 9 Related party transactions and fees, page 14

2.   You state that "these services were undertaken under similar or more favourable terms and conditions as services with unrelated parties." Please tell us and revise your future periodic filings to clarify if "these services" are specifically for the legal fees noted in that same paragraph or if "these services" refers to all related party transactions and fees. Further, please tell us how you are able to substantiate the representation that these are similar or more favorable terms and conditions as services with unrelated parties. Please refer to paragraph 23 of IAS 24.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities